                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration Number 333-20837


PROSPECTUS SUPPLEMENT
(To Prospectus dated February 25, 1997)
MAPCO INC.


$100,000,000 7.25% Notes Due 2009                                   [Mapco LOGO]
$100,000,000 7.70% Debentures Due 2027

The 7.25% Notes due 2009 (the "Notes") and the 7.70% Debentures due 2027 (the "Debentures" and, together with the Notes, the "Offered Securities") are being offered by MAPCO Inc. (the "Company"), a Delaware corporation.

Interest on the Offered Securities will be payable semi-annually on March 1 and September 1 of each year, commencing September 1, 1997. The Notes will mature on March 1, 2009 and the Debentures will mature on March 1, 2027. The Notes and Debentures may not be redeemed at the option of the Company prior to their stated maturity. The Offered Securities are senior unsecured obligations of the Company and will rank pari passu in right of payment with all other existing and future unsecured and unsubordinated indebtedness of the Company. See "Description of Offered Securities -- General."

The Notes and the Debentures will each be initially represented by one or more global securities (the "Global Securities") which will be registered in the name of The Depository Trust Company ("DTC") or its nominee. Ownership interests in the Notes and the Debentures will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except in limited circumstances described herein, certificated securities will not be issued in exchange for interests in the Global Securities. See "Description of the Offered Securities -- Book-Entry System."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================================================
                                                                      UNDERWRITING
                                                PRICE TO               DISCOUNTS           PROCEEDS TO
                                               PUBLIC(1)           AND COMMISSIONS(2)     COMPANY(1)(3)
---------------------------------------------------------------------------------------------------------
Per Note                                 99.760%                 0.675%                  99.085%
---------------------------------------------------------------------------------------------------------
Total                                    $99,760,000             $675,000                $99,085,000
---------------------------------------------------------------------------------------------------------
Per Debenture                            99.677%                 0.875%                  98.802%
---------------------------------------------------------------------------------------------------------
Total                                    $99,677,000             $875,000                $98,802,000
---------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from March 5, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at approximately $675,000.

Chase Securities Inc. is joint co-lead manager and book runner for the Notes and J.P. Morgan Securities Inc. is joint co-lead manager and book runner for the Debentures.

The Offered Securities are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify this offer without notice and to reject orders in whole or in part. It is expected that delivery of the Offered Securities will be made in book-entry form through the facilities of DTC in New York, against payment therefor in immediately available funds, on or about March 5, 1997.

CHASE SECURITIES INC.                                          J.P. MORGAN & CO.

                             MORGAN STANLEY & CO.
                                 INCORPORATED

February 28, 1997

APPLICABLE PRIOR TO MARCH 4, 1997:

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE OFFERED SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

APPLICABLE ON AND AFTER MARCH 4, 1997:

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     MAPCO Inc. ("MAPCO" or the "Company") is a diversified energy company which, through separate business units, is engaged in the transportation by pipeline of natural gas liquids ("NGLs"), anhydrous ammonia, crude oil and refined petroleum products; the transportation by truck and rail of NGLs and refined petroleum products; the refining of crude oil; the marketing of NGLs, refined petroleum products and crude oil; the trading of crude oil, refined petroleum products and NGLs; NGL processing; NGL storage; and the marketing of motor fuel and merchandise through convenience store operations. MAPCO was incorporated in Delaware in 1958 and has its principal executive offices at 1800 South Baltimore Avenue, Tulsa, Oklahoma 74119. For convenience of reference and simplification of this Prospectus Supplement, references herein to MAPCO or the Company include its subsidiaries and affiliates, unless the context requires otherwise.

BUSINESS UNIT INFORMATION

     During 1996, MAPCO sold its Coal segment and reorganized its NGL and Petroleum segments into the following business unit reporting structures:

            BUSINESS UNIT                 BUSINESS ACTIVITY INCLUDED WITHIN BUSINESS UNIT
            -------------                 -----------------------------------------------
Natural Gas Liquids..................  Liquid Petroleum Gas ("LPG") Distribution, NGL
                                       Trading, Pipeline Operations, Fractionation and
                                       Underground Storage.
Propane Marketing....................  Wholesale and Retail Marketing of Propane and
                                       Appliances.
Petroleum Refining...................  Refining, Wholesale Marketing and Crude and Refined
                                       Products Trading.
Retail Petroleum.....................  Retail Marketing and Convenience Store Operations.

     Set forth below is a description of these business units. The description has been derived from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 Annual Report"), which is incorporated by reference herein, and should be read in conjunction with such 1996 Annual Report. The information set forth below with regard to revenues and operating profits has been derived from the Consolidated Financial Statements of the Company (the "Consolidated Financial Statements") contained in the 1996 Annual Report, and should be read in conjunction with such Consolidated Financial Statements.

     Natural Gas Liquids. The Natural Gas Liquids business unit operations include the transportation, processing and sale of NGLs as well as pipeline transportation of anhydrous ammonia, refined petroleum products and crude oil. The NGL business unit operations also include fractionation and underground storage systems. The 1996 Natural Gas Liquids revenues were $716.4 million and operating profit was $137.1 million, compared to $549.9 million of revenues and $104.2 million of operating profit in 1995.

     Propane Marketing. The Propane Marketing business unit markets and distributes propane and appliances on the wholesale and retail levels. The retail marketing of propane and appliances is carried on primarily under the trade name "Thermogas" through 149 Company-owned and operated retail plants in 15 states in the upper Midwest and the Southeast regions of the United States. Propane is used principally as a fuel in various domestic, commercial, industrial, agricultural and vehicle motor fuel applications. Residential customers, who account for the majority of sales, use propane for home heating, cooking and other domestic purposes. The primary agricultural use is crop drying. Commercial and industrial uses include fuel for shopping centers and industrial plants. Revenues in 1996 for the Propane Marketing business unit were $429.5 million, compared to $338.3 million in 1995. Operating profit in 1996, which included a $20.8 million gain on the sale of propane and fertilizer assets to CENEX Inc, was $65.0 million, compared to $35.2 million in 1995.

     Petroleum Refining. The Petroleum Refining business unit operates two refining and marketing systems: the Alaska System and the Mid-South System. The Alaska System includes a Company-owned refinery at North Pole, Alaska, a terminal facility at Anchorage, Alaska and the wholesale marketing of refined petroleum products. The Mid-South System includes a Company-owned refinery at Memphis, Tennessee and the wholesale and spot marketing of refined petroleum products. The 1996 Petroleum Refining business unit revenues were $1,813.4 million and operating profit was $63.9 million, compared to $1,574.0 million of revenues and $35.7 million of operating profit in 1995.

     Retail Petroleum. MAPCO, primarily under the brand name "MAPCO Express," is engaged in the retail marketing of gasoline, diesel fuel, other petroleum products, convenience merchandise and deli fast food items at 207 stores and interstate fuel stops in eight Southeastern states and in Texas and at 25 stores in Anchorage, Fairbanks and Southeastern Alaska. The Company has also announced a retail expansion program which will add 36 new MAPCO Express stores and travel centers in 1997 and 1998. All of the motor fuel sold by MAPCO Express stores is supplied either by exchanges or directly from either the Memphis or North Pole refineries. Revenues in 1996 for the Retail Petroleum business unit were $714.9 million, compared to $631.3 million in 1995. Operating profit in 1996 was $30.3 million, compared to $12.5 million in 1995.

RECENT DEVELOPMENTS

     Effective January 1, 1997, MAPCO sold its interest in the West Panhandle field to Westpan NGL Co., a subsidiary of MESA Operating Company, for $66 million. Sales and operating revenues from the Westpan operations were $29 million and $26 million in 1996 and 1995, respectively. Operating profit from the Westpan operations was $18 million and $16 million in 1996 and 1995, respectively. As part of the sales agreement, MAPCO was released from its liability for its share of prior NGL over-takes.

     In February 1997, MAPCO Energy L.L.C., a Delaware limited liability company wholly-owned by MAPCO ("MAPCO Energy"), formed a joint venture with Texaco Exploration and Production Inc. ("Texaco") under the name Discovery Producer Services, L.L.C. ("Discovery"), which will own and operate the Discovery project. Discovery will construct a 150-mile pipeline varying in diameter from 12 inches to 30 inches to transport natural gas from offshore discovery wells in the Gulf of Mexico to gas processing and fractionation facilities in southern Louisiana. The joint venture will also include the construction of a cryogenic gas processing plant with a capacity of approximately 600 cubic feet of gas per day near Larose, Louisiana, and will expand a natural gas liquids fractionator in Paradis, Louisiana. MAPCO Energy and Texaco will each own 50% of the joint venture and Texaco will be the operator. Discovery has filed an application for regulatory approval and plans to begin construction of the project immediately following such approval. The fractionator is expected to be operational by mid-1998. MAPCO Energy anticipates that its share of capital expenditures associated with this project in 1997 will be $114 million.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Offered Securities (the "Offering") are estimated to be approximately $197.2 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use approximately $100 million of the net proceeds from the sale of the Offered Securities for the repayment of outstanding commercial paper and other borrowings bearing interest at rates per annum as of February 25, 1997 ranging from 5.3% to 5.6% and having maturities ranging from March 1997 to May 1997, and the remainder for general corporate purposes, including, without limitation, working capital, capital expenditures, investments in or loans to subsidiaries, possible future business acquisitions or the satisfaction of other obligations. Pending the application of the net proceeds of the Offering as described above, such net proceeds will be invested temporarily by the Company.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Company at December 31, 1996, derived from the audited Consolidated Financial Statements, and as adjusted to give effect to the Offering and the anticipated application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained in the 1996 Annual Report incorporated by reference herein.

                                                              HISTORICAL    AS ADJUSTED(a)
                                                              ----------    --------------
                                                                     (IN MILLIONS)
Long-term debt, excluding current maturities:
  Commercial paper and bank money market lines..............   $  128.4        $   28.4
  8.43% ESOP Notes, payable in mortgage type principal
     reductions annually through 2003.......................       47.4            47.4
  Medium Term Notes, various maturities through 2022........      263.8           263.8
       % Notes Due 2009 offered hereby......................         --           100.0
       % Debentures Due 2027 offered hereby.................         --           100.0
  Subsidiary Debt
  Senior Notes..............................................      165.0           165.0
  Other.....................................................        3.8             3.8
                                                               --------        --------
          Total long-term debt..............................      608.4           708.4
                                                               --------        --------
Equity put options on common stock(c).......................       16.7            16.7
                                                               --------        --------
Stockholders' equity:
  Common Stock(d)...........................................       63.0            63.0
  Capital in excess of par value............................       96.2            96.2
  Retained earnings.........................................      719.0           719.0
  Treasury Stock, at cost...................................     (221.4)         (221.4)
  Loan to ESOP..............................................      (53.2)          (53.2)
                                                               --------        --------
          Total stockholders' equity........................      603.6           603.6
                                                               --------        --------
          Total capitalization..............................   $1,228.7        $1,328.7
                                                               ========        ========

---------------

(a) Adjusted to reflect the Offering and the application of $100 million of the estimated net proceeds thereof to the repayment of commercial paper borrowings, with the balance of such net proceeds going to cash.

(b) For information on the Company's long-term debt, see "Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") -- Liquidity and Capital Resources" and Note 6 to the Consolidated Financial Statements contained in the 1996 Annual Report incorporated by reference herein.

(c) Represents the aggregate exercise price of equity put options on 550,000 shares of the Company's common stock at strike prices ranging from $29.00 to $32.50 per share, with expiration dates ranging from April to June 1997 (see "MD&A -- Liquidity and Capital Resources" and Note 9 to the Consolidated Financial Statements contained in the 1996 Annual Report incorporated by reference herein.). Total capitalization excluding equity put options on common stock is $1,212.0 million and $1,312.0 million on a historical and adjusted basis, respectively.

(d) Excludes 5.9 million shares of common stock issuable upon exercise of outstanding stock options granted under the Company's two stock incentive plans (see Note 10 to the Consolidated Financial Statements contained in the 1996 Annual Report incorporated by reference herein.).

                       DESCRIPTION OF OFFERED SECURITIES

     The following description of the particular terms of the Offered Securities supplements, and to the extent inconsistent therewith replaces, the description in the accompanying Prospectus of the general terms and provisions of the Debt Securities (as defined in the accompanying Prospectus), to which description reference is hereby made.

GENERAL

     The Notes will mature on March 1, 2009 and will be limited to $100 million aggregate principal amount. The Debentures will mature on March 1, 2027 and will be limited to $100 million aggregate principal amount. The Offered Securities are senior unsecured obligations of the Company and will rank pari passu in right of payment with all other existing and future unsecured and unsubordinated indebtedness of the Company. As of December 31, 1996, on a pro forma basis after giving effect to the offering of the Offered Securities and the anticipated application of the estimated net proceeds therefrom, the Company would have had approximately $370.5 million of indebtedness outstanding which ranked pari passu with the Offered Securities and the Company's subsidiaries would have had approximately $173.6 million of indebtedness outstanding which was effectively senior to the Offered Securities. The Notes and the Debentures will each constitute a series of Debt Securities to be issued under an Indenture to be dated as of February 25, 1997 (as amended and supplemented from time to time, the "Indenture"), between the Company and The First National Bank of Chicago, as trustee (the "Trustee"), the terms of which are more fully described in the accompanying Prospectus. The statements herein concerning the Offered Securities and the Indenture do not purport to be complete and are qualified in their entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms. Capitalized terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the Indenture.

     The Offered Securities are not redeemable or repayable prior to maturity and do not provide for any sinking fund. The Company may purchase Offered Securities in the open market, by tender or otherwise. Offered Securities so purchased may be held, resold or surrendered to the Trustee for cancellation. If applicable, the Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other securities laws and regulations in connection with any such purchase. The Offered Securities may be defeased in the manner provided in the Indenture.

     Interest on the Notes and Debentures will be payable semi-annually in arrears on each March 1 and September 1 (each, an "Interest Payment Date"), commencing September 1, 1997 to the person in whose name a Note or Debenture (or any predecessor Note or Debenture) is registered at the close of business on the February 15 or August 15, as the case may be, next preceding such Interest Payment Date at the respective per annum rates set forth on the cover page of this Prospectus Supplement. Interest payable on each Interest Payment Date will include interest accrued from March 5, 1997 or from the most recent Interest Payment Date to which interest has been paid or duly provided for to but excluding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

BOOK-ENTRY SYSTEMS

     The Offered Securities will be issued in fully registered form in the name of Cede & Co., as nominee of DTC. One or more fully registered certificates will be issued as Global Securities for the Notes in the aggregate principal amount of the Notes and one or more fully registered certificates will be issued as Global Securities for the Debentures in the aggregate principal amount of the Debentures. Such Global Securities will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     DTC has advised the Company and the Underwriters as follows:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve

     System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

          Purchases of Offered Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Offered Securities on DTC's records. The ownership interest of each actual purchaser of Offered Securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Offered Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Offered Securities, except in the event that use of the book-entry system for the Offered Securities is discontinued.

          To facilitate subsequent transfers, all Offered Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Offered Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Offered Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Offered Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Principal and interest payments on the Global Securities will be made to DTC. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of a Global Security, will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on DTC's records. The Company also expects that payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Company or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

     So long as DTC, or its nominee, is the registered owner of the Global Securities, DTC or its nominee, as the case may be, will be considered the sole owner or Holder (as defined in the Indenture) of the Offered Securities represented by such Global Securities for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Offered Securities represented by a Global Security registered in their names, will not receive or be entitled to receive physical delivery of Offered Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a Participant, those of the Participants through which such person owns its interest, in order to exercise any rights of a Holder under the Indenture.

     DTC and Cede & Co. will take any action permitted to be taken by a Holder of Offered Securities only at the direction of one or more Participants to whose accounts interests in the Global Securities are credited and only in respect of such portion of the aggregate principal amount of Notes or Debentures, as the case may be, as to which such Participant or Participants has or have given such direction.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Securities.

     DTC may discontinue providing its service as securities depositary with respect to the Offered Securities at any time by giving reasonable notice to the Company or the Trustee. In addition, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, if a successor securities depositary is not obtained, Note or Debenture certificates in fully registered form, as the case may be, are required to be printed and delivered to Beneficial Owners of the Global Securities representing such Notes and Debentures.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable (including DTC), but the Company takes no responsibility for the accuracy thereof.

     Neither the Company, the Trustee nor the Underwriters will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the Offered Securities, or payments to, or the providing of notice to Participants or Beneficial Owners.

     The Offered Securities will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the Offered Securities will, therefore, settle in immediately available funds. All applicable payments of principal and interest on the Offered Securities issued as Global Securities will be made by the Company in immediately available funds.

     For other terms of the Offered Securities, see "Description of Debt Securities" in the accompanying Prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Terms Agreements with Chase Securities Inc. as lead manager of the several Underwriters named below (the "Underwriters") with respect to the Notes and with J.P. Morgan Securities Inc. as lead manager of the Underwriters with respect to the Debentures, the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the principal amounts of the Notes and the Debentures set forth opposite their names below:

                                                       PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
                     UNDERWRITER                           OF NOTES         OF DEBENTURES
                     -----------                       ----------------    ----------------
Chase Securities Inc.................................    $ 40,000,000        $ 40,000,000
J.P. Morgan Securities Inc...........................      40,000,000          40,000,000
Morgan Stanley & Co. Incorporated....................      20,000,000          20,000,000
                                                         ------------        ------------
          Total......................................    $100,000,000        $100,000,000
                                                         ============        ============

     The Underwriters have advised the Company that they propose to offer the Offered Securities to the public at the public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such prices less a concession not in excess of 0.4% of the principal amount of the Notes and 0.5% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of the Offered Securities to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has agreed to indemnify the Underwriters against or make contributions relating to certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     There currently is no public market for the Offered Securities. The Offered Securities will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Offered Securities. From time to time, one or more of the Underwriters may make a market in the Offered Securities; however, at this time no determination has been made as to whether any of the Underwriters will make a market in the Offered Securities. Accordingly, there can be no assurance as to whether an active trading market for the Notes or the Debentures will develop or as to the liquidity of any trading market for the Notes or the Debentures.

     The Underwriters may engage in certain transactions which may stabilize, maintain or otherwise affect the price of the Offered Securities. Such transactions may include over-allotments of the Offered Securities and purchases of the Offered Securities.

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Offered Securities are subject to the approval of certain legal matters by counsel to the Underwriters and to certain other conditions. The Underwriters are committed to take and pay for all of the Offered Securities if any are taken.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with the Company. From time to time, affiliates of Chase Securities Inc. and J.P. Morgan Securities Inc. engage in general financing and banking transactions with the Company and its affiliates for which they are paid customary fees. An affiliate of Chase Securities Inc. is agent for the lenders under the Company's revolving credit facility, and receives customary compensation therefor.

                                 LEGAL MATTERS

     The validity of the Offered Securities will be passed upon for the Company by Debevoise & Plimpton, New York, New York. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

PROSPECTUS

                                   MAPCO INC.

                 $500,000,000 DEBT SECURITIES, PREFERRED STOCK,
                  COMMON STOCK, DEPOSITARY SHARES AND WARRANTS
                             ---------------------

     MAPCO Inc. (the "Company") may from time to time offer together or separately its (i) debt securities (the "Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (ii) shares of its preferred stock, no par value per share (the "Preferred Stock"), which may be issued in the form of Depositary Shares (as defined herein) evidenced by Depositary Receipts (as defined herein), (iii) shares of its common stock, $1 par value per share (the "Common Stock"), and (iv) warrants to purchase securities of the Company as shall be designated by the Company at the time of the offering (the "Warrants"), in amounts, at prices and on terms to be determined at the time of offering. (The Debt Securities, Preferred Stock, Common Stock and Warrants are collectively called the "Securities.")

     The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to U.S.$500,000,000 aggregate public offering price (or, in the case of Debt Securities, its equivalent (based on the applicable exchange rate at the time of issue) if issued with principal amounts denominated in one or more foreign currencies, or such greater amount if issued at an original issue discount, as shall result in aggregate proceeds of U.S.$500,000,000 to the Company). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the denomination, whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities, the maturity, the premium, if any, the interest rate (which may be fixed, floating or adjustable rate), if any, the time and method of calculating payment of interest, if any, the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, the currency in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or of the holder, any sinking fund provisions, the terms for any conversion or exchange into other Securities, the initial public offering price and other specific terms, (ii) in the case of Preferred Stock, the specific designation, the stated value and liquidation preference per share, the aggregate number of shares offered, any dividend rights (including the method of calculating payment of dividends), the place or places where dividends will be payable, any redemption, voting and other rights, any terms for conversion or exchange into other Securities or property, the initial public offering price and other specific terms and any other terms not set forth herein, (iii) in the case of Warrants, the duration, purchase price, exercise price and detachability of such Warrants and a description of the securities for which each Warrant is exercisable, (iv) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share, and (v) in the case of Common Stock, the aggregate number of shares offered, the initial public offering price, the methods of distribution and other special terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities ("Global Securities").

     Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be unsecured and will be subordinated to all Senior Debt (as defined herein) of the Company, including any Senior Debt Securities.

     The Company's Common Stock is listed on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange under the trading symbol "MDA." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchanges, subject to official notice of issuance.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

     The Company may sell the Securities to or through underwriters, through dealers or agents, directly to purchasers or through a combination of such methods. See "Plan of Distribution." The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents, if any, involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them. The Prospectus Supplement will state whether the Securities will be listed on any national securities exchange. If the Securities are not listed on any national securities exchange, there can be no assurance that there will be a secondary market for any such Securities.

       THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES
                 UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                             ---------------------

               The date of this Prospectus is February 25, 1997.

     No dealer, salesperson or other person has been authorized to give any information or make any representations, other than those contained or incorporated by reference in this Prospectus and the applicable Prospectus Supplement, and if given or made such information or representations must not be relied upon as having been authorized by the Company or any agent, underwriter or dealer. This Prospectus and the applicable Prospectus Supplement do not constitute an offer of any securities other than those to which they relate, or an offer to sell or a solicitation of an offer to buy those to which they relate in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus and/or the applicable Prospectus Supplement at any time does not imply that the information herein or therein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also maintains a site on the world wide web at http://www.sec.gov that contains reports, proxy and information statements and other information filed electronically by the Company. In addition, such reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, The Chicago Stock Exchange, One Financial Place, 440 S. LaSalle Street, Chicago, IL 60605-1070 and the Pacific Stock Exchange, 301 Pine St., San Francisco, CA 94104, upon which the common stock of the Company is traded.

     This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any accompanying Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth above. Statements made in this Prospectus and any Prospectus Supplement concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (2) Description of the Company's Common Stock contained on its Registration Statement on Form 8-A, dated December 5, 1974; and

          (3) Description of the Company's Preferred Stock Purchase Rights associated with the Common Stock contained in its Registration Statement on Form 8-A, dated June 11, 1996 (as amended by the Form 8-A/A filed on July 8, 1996).

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Securities shall hereby be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the office of the Secretary, MAPCO Inc., 1800 South Baltimore Avenue, Tulsa, Oklahoma 74119; telephone number (918) 581-1800.

                                  THE COMPANY

     MAPCO Inc. ("MAPCO" or the "Company") is a diverse energy company which has four primary businesses. MAPCO's natural gas liquids business is one of North America's largest operators of natural gas liquids and ammonia pipelines, fractionation and storage facilities and also markets natural gas liquids. MAPCO's propane marketing business, operating under the "Thermogas" name, was, at the end of 1996, the fourth largest retail propane marketer in the United States. MAPCO's petroleum refining business owns and operates refineries and markets wholesale refined products in Alaska and Tennessee. MAPCO's retail petroleum business, which operates under the name of MAPCO Express, markets petroleum products and merchandise through a network of convenience stores and interstate travel centers.

     The Company was incorporated in Delaware in 1958 and has its principal executive offices at 1800 South Baltimore Avenue, Tulsa, Oklahoma 74119, telephone number (918) 581-1800. References in this Prospectus to "MAPCO" or the "Company" include its subsidiaries, unless otherwise specified herein or the context requires otherwise.

                                USE OF PROCEEDS

     Except as set forth in a Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including, without limitation, working capital, capital expenditures, investments in or loans to subsidiaries, the repayment or refinancing of debt, including outstanding commercial paper, possible future business acquisitions, the satisfaction of other obligations or for such other purposes as may be specified in the applicable Prospectus Supplement.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
            EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's ratio of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the years indicated, restated to reflect the reporting of the Company's Coal segment, which was sold in 1996, as discontinued operations.

                                                                  YEAR ENDED DECEMBER 31,
                                                            ------------------------------------
                                                            1996    1995    1994    1993    1992
                                                            ----    ----    ----    ----    ----
Ratio of earnings to fixed charges........................  4.4     2.6     2.4     3.8     2.9
Ratio of earnings to fixed charges and preferred stock
  dividends...............................................  4.4     2.6     2.4     3.8     2.9

     For purposes of calculating the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of income from continuing operations before income taxes, minority interest and fixed charges (exclusive of preferred stock dividends). For purposes of calculating both ratios, fixed charges include interest expense, capitalized interest and that portion of rentals representative of an interest factor. The pro forma effect of applying approximately $100 million of net proceeds from the Offering to the repayment of existing commercial paper borrowings does not significantly change the 1996 historical ratio.

                         DESCRIPTION OF DEBT SECURITIES

     The Senior Debt Securities offered hereby are to be issued in one or more series under the Indenture, dated as of February 25, 1997, as amended or supplemented from time to time (as so amended or supplemented, the "Senior Indenture"), between the Company and The First National Bank of Chicago, as trustee (the "Senior Trustee"). The Subordinated Debt Securities offered hereby are to be issued in one or more series under the Subordinated Indenture, dated as of February 25, 1997, as amended or supplemented from time to time (as so amended or supplemented, the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures"), between the Company and The First National Bank of Chicago, as trustee (the "Subordinated Trustee" and, together with the Senior Trustee, the "Trustees"). Copies of the Indentures have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time) and the Trust Indenture Act of 1939, as amended (the "TIA"). Whenever particular sections or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

GENERAL

     The Debt Securities will be unsecured obligations of the Company. The Senior Debt Securities will rank on a parity with all other unsecured and unsubordinated obligations of the Company. The Subordinated Debt Securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the Subordinated Indenture to all Senior Debt (as defined below) of the Company, including any Senior Debt Securities. See "-- Subordination under the Subordinated Indenture." The Company is a holding company which presently conducts its business through its subsidiaries. Most of the operating assets of the Company and its consolidated subsidiaries are owned by such subsidiaries and the Company relies primarily on dividends from such subsidiaries to meet its obligations for payment of principal and interest on its outstanding debt obligations and corporate expenses. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and holders of Debt Securities should look only to the assets of the Company for payments on the Debt Securities. Various loan agreements with a subsidiary of the Company contain restrictive covenants which, among other things, limit the payment of advances or dividends by certain of the Company's subsidiaries to the Company. At December 31, 1996, $190 million of net assets held by such subsidiaries were restricted from use for paying dividends or advances to the Company.

     The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder. Except as otherwise provided in the applicable Prospectus Supplement, the Indentures, as they apply to any series of Debt Securities, do not limit the incurrence or issuance of other secured or unsecured debt of the Company, whether under either of the Indentures, any other indenture that the Company may enter into in the future or otherwise. See
"-- Subordination under the Subordinated Indenture" and the Prospectus Supplement relating to any offering of Subordinated Debt Securities.

     The Debt Securities will be issuable in one or more series pursuant to an indenture supplemental to the Senior Indenture or the Subordinated Indenture, as the case may be, or a resolution of the Company's Board of Directors or a committee thereof. (Section 2.1 of each Indenture.)

     Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for a description of the specific series of Debt Securities being offered thereby, including: (1) the title of such Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of and premium, if any, on such Debt Securities will mature or the method of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor;
(7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable or at which

Debt Securities may be surrendered for registration of transfer or exchange; (8) the period or periods within which, the price or prices at which, if other than in United States dollars, the currency or currencies (including currency unit or units) in which, and the other terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(9) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a holder thereof and the period or periods within which, the price or prices at which, if other than in United States dollars, the currency or currencies (including currency unit or units) in which, and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (10) the denominations in which such Debt Securities are authorized to be issued; (11) the currency or currency unit in which Debt Securities may be denominated and/or the currency or currencies (including currency unit or units) in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable and whether the Company or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency unit other than that in which such Debt Securities are stated to be payable; (12) if the amount of principal of, or any premium or interest on, any of such Debt Securities may be determined with reference to an index or pursuant to a formula or other method, the manner in which such amounts will be determined; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (14) provisions, if any, granting special rights to the holders of Debt Securities upon the occurrence of such events as may be specified; (15) any addition to, or modification or deletion of, any Event of Default or any covenant of the Company specified in the Indenture with respect to such Debt Securities; (16) the circumstances under which the Company will pay additional amounts on the Debt Securities held by non-U.S. persons in respect of taxes, assessments or similar charges; (17) whether the Debt Securities will be issued in registered or bearer form or both; (18) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities; (19) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary or its nominee, if any, for such global security or securities and the circumstances under which beneficial owners of interests in the global security may exchange such interests for certificated Debt Securities to be registered in the names of or to be held by such beneficial owners or their nominees; (20) in the case of the Subordinated Indenture, the relative degree to which such Debt Securities of the series shall be senior to or be subordinated to other series of such Debt Securities, and to other indebtedness of the Company, in right of payment, whether such other series of Debt Securities and other indebtedness are outstanding or not; (21) the terms, if any, upon which such Debt Securities may be converted or exchanged into or for Common Stock, Preferred Stock or other securities or property of the Company; (22) any restrictions on the registration, transfer or exchange of the Debt Securities; and (23) any other terms not inconsistent with the terms of the Indentures pertaining to such Debt Securities. (Section 3.1 of each Indenture.) Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange.

     The number of shares of Common Stock or Preferred Stock that will be issuable upon the conversion or exchange of any Debt Securities issued with conversion or exchange provisions will be adjusted to prevent dilution resulting from stock splits, stock dividends or similar transactions, and the nature and amount of the securities, assets or other property to be received upon the conversion or exchange of such Debt Securities will be changed as necessary in the event of any consolidation, merger, combination or similar transaction. The specific provisions will be set forth in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities in registered form will be issued in denominations of U.S.$1,000 or any integral multiples of U.S.$1,000 and Debt Securities in bearer form will be issued in denominations of U.S.$5,000 or any integral multiples of U.S.$5,000. (Section 3.2 of each Indenture.) Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and material U.S. federal income tax considerations, applicable to any such Debt Securities and to payments in respect of and transfers and exchanges of such Debt Securities will be described in the applicable Prospectus Supplement. Debt Securities in bearer form will be transferable by delivery. (Section 3.5 of each Indenture.)

     Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Material U.S. federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, material U.S. federal income tax considerations and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

     If any index is used to determine the amount of payments of principal of, premium, if any, or interest, if any, on any series of Debt Securities, material U.S. federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

     The general provisions of the Indentures do not afford holders of the Debt Securities protection in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving the Company that may adversely affect holders of the Debt Securities.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

     Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at such office or agency of the Company maintained for that purpose as the Company may designate from time to time, except that, at the option of the Company, interest payments, if any, on Debt Securities in registered form may be made (i) by checks mailed to the holders of Debt Securities entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the holders of the Debt Securities entitled thereto as specified in the Register. (Sections 3.7(a) and 9.2 of each Indenture.) Each payment in respect of the Debt Securities shall be considered to have been made on the date such payment is due if there shall have been sent to the Trustee or paying agent by wire transfer (received by no later than the business day following such due date), or the Trustee or paying agent otherwise holds, on such due date sufficient funds to make such payment. (Section 9.1 of each Indenture.) Unless otherwise indicated in an applicable Prospectus Supplement, scheduled payments of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 3.7(a) of each Indenture.)

     Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. The paying agents outside the United States, if any, initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. Unless otherwise provided in the applicable Prospectus Supplement, the Company may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable in registered form, the Company will be required to maintain at least one paying agent in each place of payment for such series and if Debt Securities of a series are issuable in bearer form, the Company will be required to maintain at least one paying agent in a place of payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 9.2 of each Indenture.)

     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of the Company maintained for such purpose as designated by the Company from time to time. (Sections 3.5 and 9.2 of each Indenture.) Debt Securities may be transferred or exchanged without service charge, although the Company may require a holder to pay any tax or other governmental charge imposed in connection therewith. (Section 3.5 of each Indenture.)

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security"). Each Registered Global Security will be registered in the name of a depositary (the "Depositary") or a nominee for the Depositary identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof and any such other matters as may be provided for pursuant to the applicable Indenture. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. (Section 3.3 of each Indenture.) Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be transferred or exchanged except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary, or except in the circumstances described in the applicable Prospectus Supplement. (Section 3.5 of each Indenture.)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement.

     Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depositary for such Registered Global Security, the Depositary will credit on its book-entry registration and transfer system the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("Participants") that have accounts with the Depositary. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons who hold through Participants will be shown on, and the transfer of such beneficial interests within such Participants will be effected only through, records maintained by such Participants.

     So long as the Depositary for a Registered Global Security, or its nominee, is the owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Security represented by such Registered Global Security for all purposes under each Indenture. (Section 3.8 of each Indenture.) Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under such Indenture. The Company understands that under existing industry practices, if it requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any instruction or action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such instruction or action, and such Participants would authorize beneficial owners owning through such Participants to give or take such instruction or action or would otherwise act upon the instructions of beneficial owners holding through them.

     Unless otherwise specified in the Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on the Debt Securities represented by a Registered Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal or interest in respect of such Registered Global Security, will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Registered Global Security as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in such Registered Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities in bearer form held for the accounts of customers or registered in "street name," and will be the responsibility of such Participants. None of the Company, the respective Trustees or any agent of the Company or the respective Trustees shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. (Section 3.8 of each Indenture.)

     Unless otherwise specified in the applicable Prospectus Supplement, if the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as depositary of such Registered Global Security and a successor depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities in certificated form in exchange for such Registered Global Security. In addition, the Company in its sole discretion may at any time determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in certificated form in exchange for all of the Registered Global Securities representing such series of Debt Securities. (Section 3.5 of each Indenture.)

     The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depositary, or with a nominee for such depositary, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. (Section 3.4 of each Indenture.) The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

CERTAIN COVENANTS IN THE INDENTURES

     Limitations on Liens. Each Indenture will provide that the Company will not, nor will it permit any Restricted Subsidiary to, issue, assume or guarantee any debt for money borrowed (excluding trade accounts payable or accrued liabilities arising in the normal course of business) (herein referred to as "Indebtedness") if such Indebtedness is secured by any mortgage, security interest, pledge, lien or other encumbrance (herein referred to as a "Lien" or "Liens") upon any Principal Property of the Company or of a Restricted Subsidiary or on any shares of stock of any Restricted Subsidiary, whether such Principal Property or shares of stock are owned at the date of each Indenture or thereafter acquired, without in any such case effectively providing that the Debt Securities of any outstanding series which are entitled to the benefits of such provision of the Indenture (together with, if the Company shall so determine, any other indebtedness of or guaranteed by the Company or such Restricted Subsidiary entitled thereto, subject to applicable priority of payment) shall be secured equally and ratably with, or prior to, such Indebtedness so long as such Indebtedness shall be so secured; provided, however, that the foregoing restriction does not apply to (i) Liens on any property or assets acquired, constructed or improved by the Company or any Restricted Subsidiary which are created or assumed prior to, contemporaneously with, or within one year after the later of such acquisition, completion of such construction or improvement or commencement of operation of such property or assets to secure or provide for the payment of all or any part of the purchase price of such property or assets or the cost of such construction or improvement; (ii) Liens on any property or assets existing thereon at the time of the acquisition thereof by the Company or any Restricted Subsidiary; (iii) Liens on any property, assets or stock of any Person existing at the time such Person is merged with or into or consolidated with the Company or a Restricted Subsidiary or at the time of a purchase, lease or other acquisition of the properties, assets or stock of such Person; (iv) Liens on property, assets or securities of a Person existing at the time such Person becomes a Restricted Subsidiary; (v) Liens to secure Indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary; (vi) Liens in favor of the United States or any State thereof, or any department, agency or instrumentality or political subdivision of the United States or any State thereof, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any

Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property or assets subject to such Liens; (vii) any Lien upon any property or assets in accordance with customary banking practice to secure any Indebtedness incurred by the Company or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries; (viii) any Lien in existence on the date of each Indenture or created pursuant to an "after-acquired property" clause or similar term in existence on the date of each Indenture or any mortgage, pledge agreement, security agreement or other similar instrument in existence on the date of the Indenture; and (ix) any extension renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) to (viii), inclusive; provided, however, that the principal amount of Indebtedness secured thereby shall not exceed the greater of the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement and the original principal amount of the Indebtedness so secured (plus, in each case the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal or replacement); provided, further, however, that such extension, renewal or replacement shall be limited to all or a part of the property (including improvements, alterations and repairs on such property) subject to the encumbrance so extended, renewed or replaced (plus improvements, alterations or repairs on such property). Notwithstanding the foregoing, such restriction does not apply to the issuance, assumption or guarantee by the Company or any Restricted Subsidiary of Indebtedness secured by a Lien which would otherwise be subject to the foregoing restrictions up to an aggregate principal amount which, together with all other Indebtedness of the Company and its Restricted Subsidiaries secured by Liens which would otherwise be subject to the foregoing restrictions (other than Liens permitted under the foregoing exceptions) and the net sale proceeds from Sale and Leaseback Transactions (as defined below) in existence at such time (other than any Sale and Leaseback Transaction permitted by clauses (i) through (v), inclusive, under "Restrictions on Sale and Leaseback Transactions" below), does not at the time exceed 15% of Consolidated Net Tangible Assets. (Section 9.5.)

     Restrictions on Sale and Leaseback Transactions. The Indenture will provide that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any Person providing for the leasing to the Company or any Restricted Subsidiary of any Principal Property which Principal Property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person (herein referred to as a "Sale and Leaseback Transaction") unless (i) the Company or such Restricted Subsidiary would be entitled to incur Indebtedness secured by a Lien on the Principal Property to be leased (as permitted by clauses (i) through (ix), inclusive, under "Limitations on Liens" above) in an amount equal to or exceeding the net sale proceeds from such Sale and Leaseback Transaction without equally and ratably securing the Debt Securities; (ii) the lease is for a term, including any renewal thereof, of not more than three years; (iii) the lease is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; (iv) such Sale and Leaseback Transaction occurs within one year from the date of acquisition of the Principal Property subject thereto or the date of completion of construction or commencement of operations, whichever is later; or (v) the Company shall, and in any such case the Company covenants that it will, within 180 days of the effective date of any such arrangement apply an amount equal to the net sale proceeds from Sale and Leaseback Transactions to (x) repayment, redemption or retirement of Funded Debt of the Company or any Restricted Subsidiary or (y) investment in another Principal Property. (Section 9.6) Notwithstanding the foregoing, under each Indenture, the Company may, and may permit any Restricted Subsidiary to, effect any Sale and Leaseback Transaction provided that the net sale proceeds from such Sale and Leaseback Transaction together with the aggregate principal amount of outstanding Indebtedness (other than the Debt Securities) secured by Liens upon Principal Properties not excepted by clause (i) through (ix), inclusive, under "Limitation on Liens" above, do not exceed 15% of the Consolidated Net Tangible Assets.

     Certain Definitions.

     "Consolidated Net Tangible Assets" means the total amount of assets appearing in the consolidated balance sheet of the Company and its Subsidiaries (less applicable reserves for depreciation and other asset valuation reserves) after deducting therefrom (i) all current liabilities (excluding any current liabilities that are by their terms extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and its Subsidiaries ("Subsidiary" being defined as any Person where more than 50% of its voting stock or other ownership interest having ordinary voting power is owned by the Company or by another Subsidiary or by any combination of the Company and its Subsidiaries) and prepared in accordance with generally accepted accounting principles. (Section 1.1(a).)

     "Funded Debt" means all Indebtedness (i) maturing one year or more from the date of the creation thereof, (ii) directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, (iii) under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more or (iv) evidenced by commercial paper backed by such a revolving credit or similar agreement. (Section 1.1(a).)

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization, or government or any agency or political subdivision thereof. (Section 1.1(a).)

     "Principal Property" means (i) any interest in property located in the United States which is capable of producing natural gas liquids in paying quantities, (ii) any pipeline of an 8-inch diameter or larger located in the United States and (iii) any refining or manufacturing facility (including in each case, the equipment therein but excluding related transportation or marketing facilities) located within the United States, in each case whether owned on the date of the Indenture or thereafter acquired (other than any facility acquired after the date of the Indenture principally for the control or abatement of atmospheric pollutants or contaminants, or water, noise, odor or other pollution, or any facility financed from the proceeds of pollution control or revenue bonds), which would be reflected on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with generally accepted accounting principles, excluding all such tangible property (a) located outside the United States of America, (b) having a gross book value (without deduction of any applicable depreciation reserves) on the date as of which the determination is being made of less than one percent of Consolidated Net Tangible Assets or (c) which, in the opinion of the Board of Directors set forth in a Board Resolution, is not material to MAPCO Inc. and its consolidated Subsidiaries taken as a whole. (Section 1.1(a).)

     "Restricted Subsidiary" is defined as any Subsidiary which is incorporated under the laws of any state of the United States or of the District of Columbia, and which owns a Principal Property. (Section 1.1(a).)

CONSOLIDATION, MERGER OR SALE BY THE COMPANY

     Each Indenture permits the Company to consolidate with or merge into any person or persons or to sell, transfer or lease its properties and assets as, or substantially as, an entirety to any person if, (i) the person (if other than the Company) formed by such consolidation, or into which the Company is merged or which acquires or leases the properties and assets of the Company as, or substantially as, an entirety, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, (ii) such person expressly assumes the Company's obligations on the Debt Securities issued under such Indenture and (iii) immediately after giving effect to such consolidation, merger, sale, transfer or lease, no Default or Event of Default under such Indenture exists. (Section 7.1 of each Indenture.)

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

     Except as otherwise provided in a Prospectus Supplement relating to the Debt Securities of a particular series, Events of Default with respect to Debt Securities of any series are defined in each Indenture as (a) default in the payment of any interest on any Debt Security of that series, and the continuance of such default for a period of 30 days; (b) default in the payment of any installment of the principal of or any premium on any Debt Security of that series when due, whether at maturity, upon redemption, by declaration or otherwise or in the payment of a mandatory sinking fund payment when and as due by the forms of the Debt Securities of that series; (c) failure by the Company to comply with any other covenant or agreement contained in the Indenture under which the Debt Securities of that series were issued and the continuance of such default for a period of 90 days after written notice as provided in such Indenture; (d) certain events of bankruptcy, insolvency and reorganization of the Company; and (e) default by the Company under any indenture or other instrument under which any indebtedness for borrowed money having an outstanding aggregate principal amount of at least $25 million has been issued or by which it is governed as a result of which such indebtedness shall have been accelerated, and such acceleration is not rescinded, cured or annulled within 30 days after written notice thereof to the Company by the Trustee for such series or to the Company and the Trustee for such series by the holders of at least 25% of the aggregate principal amount of the Debt Securities of such series then outstanding, provided that such Event of Default will be cured or waived if the default that resulted in the acceleration of such other indebtedness is cured or waived, as the case may be. (Section 5.1 of each Indenture.) Events of Default with respect to a specified series of Debt Securities may be deleted from or added to the Indenture or may be modified and, if so deleted, added or modified, will be described in the applicable Prospectus Supplement. (Sections 3.1 and 5.1 of each Indenture.)

     Each Indenture provides that the relevant Trustee will, within 90 days after the occurrence of a Default that is continuing with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all Defaults known to it unless such Default shall have been cured or waived; provided that except in the case of a Default in payment of principal, premium, if any, or interest on the Debt Securities of that series, such Trustee shall be protected in withholding such notice if it in good faith determines that withholding such notice is in the interests of holders of the Debt Securities of that series. (Section 6.6 of each Indenture.) "Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default. (Section 1.1 of each Indenture.)

     Each Indenture provides that, if an Event of Default specified therein (other than an Event of Default of the type described in clause (d) of the second preceding paragraph) occurs with respect to the Debt Securities of any series and is continuing, the Trustee for such series or the holders of 25% in aggregate principal amount of all outstanding Debt Securities of that series (calculated as provided for in each Indenture) may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and accrued interest, if any, on all the Debt Securities of that series to be due and payable and upon such declaration, such principal (or, in the case of Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and interest, if any, shall be immediately due and payable. If an Event of Default of the type described in clause (d) of the second preceding paragraph occurs with respect to the Debt Securities of any series and is continuing, then the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, the applicable portion of such principal amount) and accrued interest, if any, on all the Debt Securities of that series shall be immediately due and payable without any declaration or act on the part of the Trustee for such series or any holder of such Debt Securities. If the principal of and interest on Subordinated Debt Securities is accelerated as described in this paragraph, the payment of such principal and interest shall remain subordinated to the extent provided in Article 15 of the Subordinated Indenture. (Section 5.2 of each Indenture.)

     Each Indenture provides that the holders of not less than a majority in aggregate principal amount of any series of Debt Securities by written notice to the Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security or with respect to a covenant or provision that cannot be amended or modified without consent of each holder of such series of Debt Securities adversely affected. (Section 5.7 of each Indenture.)

     Reference is made to the Prospectus Supplement relating to each series of Debt Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     Each Indenture provides that, if a Default or an Event of Default shall have occurred and be continuing, the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee. (Section 5.8 of each Indenture.)

     Each Indenture includes a covenant that the Company will file annually with the relevant Trustee a certificate as to the presence or absence of certain defaults under the terms of such Indenture. (Section 9.7 of each Indenture.)

MODIFICATION OF THE INDENTURES

     Each Indenture contains provisions permitting the Company and the relevant Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another entity to the Company and the assumption of the covenants and obligations of the Company under the Debt Securities and such Indenture by such successor to the Company; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or surrender any right or power conferred on the Company by such Indenture; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add to or change any provisions to such extent as necessary to facilitate the issuance or administration of Debt Securities in bearer form or to facilitate the issuance or administration of Debt Securities in global form; (v) to change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to evidence and provide for successor Trustees or to add or change any provisions to such extent as necessary to permit or facilitate the appointment of a separate Trustee or Trustees for specific series of Debt Securities; (ix) to permit payment in respect of Debt Securities in bearer form in the United States to the extent allowed by law; (x) to correct or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under such Indenture, provided that any such action does not adversely affect in any material respect the interests of any holder of Debt Securities of any series then outstanding; (xi) to cure any ambiguity, correct any mistake or comply with any mandatory provision of law;
(xii) in the case of the Subordinated Indenture, to modify the subordination provisions thereof in a manner not adverse to the holders of Subordinated Debt Securities of any series then outstanding; (xiii) to make provision with respect to any conversion or exchange rights of holders not adverse to the holders of any Debt Securities of any series then outstanding with such conversion or exchange rights, including providing for the conversion or exchange of Debt Securities into Common Stock or Preferred Stock or other securities or property of the Company; or (xiv) to effect the qualification of such Indenture under the TIA or to add provisions expressly required under the TIA. (Section 8.1 of each Indenture.)

     Each Indenture also contains provisions permitting the Company and the relevant Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series adversely affected by such supplemental indenture (voting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that, without the consent of the holder of each Debt Security so affected, no such supplemental indenture may: (i) change the time for payment of principal or premium, if any, or interest on any Debt Security; (ii) reduce the principal on any Debt Security, or change the manner in which the amount of any of the foregoing is determined; (iii) reduce the interest rate, or reduce the amount of premium, if any, payable upon the redemption of any Debt Security or change the manner in which the amount of the premium, if any, or interest is determined;
(iv) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount or Indexed Security; (v) change the currency or currency unit in which any Debt Security or any premium or interest thereon is payable; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security after such payment has become due; (vii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or reduce the quorum or voting requirements applicable to meetings of holders of Debt Securities issuable in bearer form; (viii) change the obligation of the Company to maintain an office or agency in the places and for the purposes specified in such Indenture; (ix) in the case of the Subordinated Indenture, modify the subordination provisions thereof in a manner adverse to the holders of Subordinated Debt Securities of any series then outstanding; (x) modify the provisions that set forth the provisions in each Indenture that may not be changed without the consent of the holder of each Debt Security affected thereby or (xi) make any change adversely affecting any rights of the holders to convert or exchange convertible or exchangeable Debt Securities. (Section 8.2 of each Indenture.)

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

     In the Subordinated Indenture, the Company has covenanted and agreed, and each holder of a Subordinated Debt Security by accepting such Debt Security will covenant and agree, that, unless otherwise specified in a Prospectus Supplement relating to the Subordinated Debt Securities of a particular series, any Subordinated Debt Securities issued thereunder are subordinate and junior in right of payment to all Senior Debt (including any Senior Debt Securities) to the extent provided in the Subordinated Indenture. Upon any payment or distribution to creditors in a voluntary or involuntary liquidation or dissolution of the Company or in any bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, the holders of Senior Debt will first be entitled to receive payment in full of principal of and interest, if any, and other amounts then payable on such Senior Debt, or such payment must have been duly provided for, before the holders of Subordinated Debt Securities will be entitled to receive or retain any payment (other than payment in the form of Permitted Junior Securities) in respect of the principal of or interest, if any, on, or other amounts on or in respect of, the Subordinated Debt Securities. (Section 15.2 of the Subordinated Indenture.)

     Upon the maturity (by lapse of time, acceleration or otherwise) of any Senior Debt and receipt of written notice thereof by the Trustee, all principal thereof, interest thereon and other amounts then due in connection therewith must first be paid in full, or such payment must have been duly provided for, before any payment (other than in the form of Permitted Junior Securities) may be made on account of the principal of or interest on, or other amounts on or in respect of, the Subordinated Debt Securities or to redeem or acquire any of the Subordinated Debt Securities. Furthermore, no such payments in respect of the Subordinated Debt Securities may be made if at the time of such payment there exists a default in the payment of any principal of or interest on any Senior Debt that has not been cured or waived and the benefits of this provision have not been waived, and written notice of such default has been received by the Trustee. In addition, during the continuance of any other event of default under the Credit Agreement (as defined below) permitting the lenders thereunder to accelerate the maturity thereof, which event of default shall not have been cured or waived or ceased to exist, upon notice to the Subordinated Trustee of such event of default, no payment may be made by the Company with respect to the principal of or interest on, or other amounts on or in respect of, the Subordinated Debt Securities or to redeem or acquire any of the Subordinated Debt Securities, provided that if the loans then outstanding under the Credit Agreement have not been declared to be immediately due and payable within 180 days after the occurrence of such default, payments on the Subordinated Debt Securities (including any missed payments) may be made thereafter, and provided, further, that only one such 180-day payment blockage period may be commenced within any consecutive 365-day period. In addition, a payment blockage period may not be commenced with respect to any event of default under the Credit Agreement that existed or was continuing on the date that any previous payment blockage period was commenced (whether or not within any such consecutive 365-day period), unless such event of default was cured or waived for at least 90 consecutive days and, in the case of any such waiver, no payment was made by the Company to the lenders under the Credit Agreement in connection with such waiver other than of amounts then due under the Credit Agreement. (Section 15.3 of the Subordinated Indenture.)

     In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts then due on or in respect of such Senior Debt (whether or not an event of default has occurred under such Senior Debt or the maturity of any such Senior Debt has been accelerated), or such payment must have been duly provided for, before the holders of such Subordinated Debt Securities will be entitled to receive payment on account of such Debt Securities. (Section
15.3 of the Subordinated Indenture.)

     "Debt" in the Subordinated Indenture means, with respect to any Person, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, promissory notes or other similar instruments, including obligations so evidenced that are incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; and (iv) every obligation of the type referred to in clauses (i) through
(iii) of another Person the payment of which such Person has guaranteed or for which such Person is responsible, as obligor or otherwise; provided that Debt shall not include accounts payable or liabilities to trade creditors of any entity.

     "Permitted Junior Securities" means shares of stock of any class of the Company or any successor entity, and other securities of the Company or any successor entity that are subordinated in right of payment to all Senior Debt that may be outstanding at the time of issuance or delivery of such securities to substantially the same extent as, or to a greater extent than, the Subordinated Debt Securities are so subordinated.

     "Senior Debt" means the principal of and premium, if any, and interest on (including interest that, but for the filing of a petition initiating any proceeding pursuant to any bankruptcy law with respect to the Company, would accrue on such obligations, whether or not such claim is allowed in such bankruptcy proceeding) and all other monetary obligations of every kind or nature due on or in connection with any Debt of the Company (other than the Subordinated Debt Securities), whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Debt shall not be senior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities. Without limiting the generality of the foregoing, "Senior Debt" shall include the Debt, interest and all other monetary obligations of any kind or nature due under the Competitive Advance and Revolving Credit Facility Agreement, dated as of April 29, 1994, between the Company, the Lenders named therein and The Chase Manhattan Bank (as successor to Chemical Bank), as agent, as amended, supplemented, waived, otherwise modified, extended, refinanced, refunded, replaced or renewed from time to time (the "Credit Agreement"). Notwithstanding the foregoing, Senior Debt shall not include (i) Debt of the Company to any of its subsidiaries for money borrowed or advanced from such subsidiary or (ii) amounts owed to trade creditors in the ordinary course of business.

     The Subordinated Indenture places no limitation on the amount of additional Senior Debt that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt.

     The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the Prospectus Supplement relating to such Subordinated Debt Securities. (Section 3.1 of the Subordinated Indenture.)

DEFEASANCE AND COVENANT DEFEASANCE

     Defeasance and Discharge. Unless otherwise provided in the applicable Prospectus Supplement relating to the Debt Securities of a particular series, the Company will be discharged from any and all obligations in respect of the Debt Securities of or within any series (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to convert or exchange Debt Securities to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the relevant Trustee, in trust, of money and/or Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and each installment of interest on such Debt Securities at the maturity of such payments in accordance with the terms of the such Indenture and such Debt Securities. (Sections 3.1 and 4.4 of each Indenture.) Such a trust may only be established if, among other things, the Company delivers to the relevant Trustee an officers' certificate and opinion of counsel (who may be counsel to the Company) stating that (A) either (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or
(ii) since the date of the Indenture there has been a change in the applicable Federal income tax law, to the effect that holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred and (B) all conditions precedent in the applicable Indenture relating to such defeasance have been complied with. (Section 4.6 of the Indenture.)

     Defeasance of Certain Covenants and Certain Events of Default. Unless otherwise provided in the applicable Prospectus Supplement relating to the Debt Securities of a particular series, the Company may omit to comply with certain covenants applicable to the Debt Securities of or within any series and any Event of Default described in clause (c) and clause (e) under the caption "Events of Default, Notice and Certain Rights on Default" above, which noncompliance shall not be deemed to be a Default or Event of Default under such Indenture and such Debt Securities, upon the deposit with the relevant Trustee, in trust, of money and/or Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and each installment of interest on such Debt Securities at the maturity of such payments in accordance with the terms of such Indenture and such Debt Securities. The obligations of the Company under such Indenture and such Debt Securities, other than with respect to the covenants referred to above, and the Events of Default, other than the Events of Default referred to above, shall remain in full force and effect. (Sections 3.1 and 4.5 of each Indenture.) Such a trust may only be established if, among other things, the Company has delivered to the relevant Trustee an officer's certificate and opinion of counsel (who may be counsel to the Company) to the effect that (A) holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred, and (B) all conditions precedent in the applicable Indenture relating to such covenant defeasance have been complied with. (Section 4.6 of the Indenture.)

     In addition, with respect to the Subordinated Indenture, in order to be discharged or omit compliance with certain covenants as described above, no default in the payment of principal of, premium, if any, or interest on any Senior Debt shall have occurred and be continuing or no other event of default with respect to the Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date it would have become due and payable. (Section 4.6 of the Subordinated Indenture.)

     In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to such Debt Securities as described in the preceding paragraphs and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in clause (c) or (e) under the caption "Events of Default, Notice and Certain Rights on Default" above, the amount of money and Government Obligations on deposit with the relevant Trustee will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable for any such deficiency.

NOTICES

     Notices to holders of registered Debt Securities will be given by mail to the addresses of such holders as they may appear in the Register. (Section 1.6 of each Indenture.)

OWNER OF DEBT SECURITIES

     Unless otherwise provided in the applicable Prospectus Supplement relating to the Debt Securities of a particular series, the Company, the Trustees and any agent of the Company or the Trustees may treat the person in whose name a Debt Security in registered form is registered, and may treat the bearer of a Debt

Security in bearer form, as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of receiving payment and for all other purposes. (Section 3.8 of each Indenture.)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.12 of each Indenture.)

THE TRUSTEE

     The First National Bank of Chicago, a national banking association, is the Senior Trustee under the Senior Indenture and the Subordinated Trustee under the Subordinated Indenture. The Company maintains banking relationships in the ordinary course of business with The First National Bank of Chicago, which is also a lender under the Company's existing revolving credit facility. Pursuant to the provisions of the TIA, upon a default under the Senior Indenture, the Subordinated Indenture or such credit facility, The First National Bank of Chicago may be deemed to have a conflicting interest, by virtue of its acting as the Trustee under the Indentures and acting as a lender to the Company, thereby requiring it to resign and be replaced by a successor Trustee under one or both of the Indentures.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Pursuant to the Restated Certificate of Incorporation of the Company, the authorized capital stock of the Company is 76,000,000 shares, consisting of:

          (a) 1,000,000 shares of Preferred Stock, without par value (the "Preferred Stock"), of which 175,000 shares were designated as Series A Junior Participating Preferred Stock; and

          (b) 75,000,000 shares of Common Stock, par value $1 per share (the "Common Stock").

     As of December 31, 1996, the Company had outstanding 55,554,670 shares of Common Stock. Holders of Common Stock have received a dividend of the Company's Rights (as defined under "-- Rights Agreement"), entitling the holders, when exercisable, to purchase shares of Series A Junior Participating Preferred Stock in certain circumstances pursuant to the Rights Agreement (as defined under "-- Rights Agreement"). Each share of Common Stock is currently accompanied by one-half of a Right. See "-- Rights Agreement." No shares of Preferred Stock are currently outstanding.

     No holders of any class of the Company's capital stock are entitled to preemptive rights.

     In general, the classes of authorized capital stock are afforded preferences with respect to dividends and liquidation rights in the order listed above. The Board of Directors of the Company is empowered, without approval of the stockholders, to cause the Preferred Stock to be issued in one or more series, with the numbers of shares of each series and the rights, preferences and limitations of each series to be determined by it. The specific matters that may be determined by the Board of Directors include the dividend rights, voting rights, redemption rights, liquidation preferences, if any, conversion and exchange rights, retirement and sinking fund provisions and other rights, qualifications, limitations and restrictions of any wholly unissued series of Preferred Stock (or of the entire class of Preferred Stock if none of such shares have been issued), the number of shares constituting such series and the terms and conditions of the issue thereof. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the (i) Restated Certificate of Incorporation of the Company, as amended, and as such is further amended at the time of the issuance of the Preferred Stock (the "Restated Certificate of Incorporation") and (ii) the By-laws of the Company as in effect at such time (the "By-laws").

COMMON STOCK

     Subject to any preferential rights of any Preferred Stock created by the Board of Directors, each outstanding share of Common Stock is entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available therefor. The holders of Common Stock possess exclusive voting rights in the Company, except to the extent the Board of Directors specifies voting power with respect to any Preferred Stock issued. Except as hereinafter described, holders of Common Stock are entitled to one vote for each share of Common Stock, but do not have any right to cumulate votes in the election of directors. In the event of liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to receive on a pro-rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of Preferred Stock. The Common Stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol "MDA."

     The Common Stock Transfer Agent and Registrar is Harris Trust Company of New York.

PREFERRED STOCK

     The particular terms of any series of Preferred Stock offered hereby will be set forth in the Prospectus Supplement relating thereto. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption, retirement and sinking fund provisions and liquidation preferences, if any, of the Preferred Stock of each series will be fixed or designated pursuant to a certificate of designation adopted by the Board of Directors or a duly authorized committee thereof. The terms, if any, on which shares of any series of Preferred Stock are convertible or exchangeable into Common Stock will also be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of shares of Common Stock to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement. The description of the terms of a particular series of Preferred Stock that will be set forth in the applicable Prospectus Supplement does not purport to be complete and is qualified in its entirety by reference to the certificate of designation relating to such series.

     On May 29, 1996, the Board of Directors of the Company declared a dividend of one Preferred Stock Purchase Right (a "Right") to holders of record of Common Stock outstanding as of the close of business on July 8, 1996, when exercisable, to purchase shares of Series A Junior Participating Preferred Stock in certain circumstances pursuant to the Rights Agreement. See "-- Rights Agreement."

DEPOSITARY SHARES

  General

     The Company may, at its option, elect to offer receipts for fractional interests ("Depositary Shares") in Preferred Stock, rather than full shares of Preferred Stock. In such event, receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock, will be issued as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between MAPCO Inc. and a depositary to be named by the Company in a Prospectus Supplement (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights). The following summary of certain provisions of the Deposit Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Deposit Agreement, including the definitions therein of certain terms. Whenever particular sections of the Deposit Agreement are referred to, it is intended that such sections shall be incorporated herein by reference. Copies of the forms of Deposit

Agreement and Depositary Receipt are filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

  Dividends and Other Distributions

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares in an equitable manner, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may sell such property and distribute the net proceeds from such sale to such holders. The amount distributed in any of the foregoing cases may be reduced by any amounts required to be withheld by the Company or the Depositary on account of taxes.

  Withdrawal of Preferred Stock

     Upon surrender of Depositary Receipts at a designated office of the Depositary, the owner of the Depositary Shares evidenced thereby will be entitled to delivery at such office of certificates evidencing Preferred Stock (but only in whole shares of Preferred Stock) represented by such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

  Redemption of Depositary Shares

     If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot, pro rata or by any other equitable method as may be determined by the Depositary.

  Voting the Preferred Stock

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Shares representing such Preferred Stock.

  Amendment and Termination of the Deposit Agreement

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary

Shares then outstanding. The Deposit Agreement will only terminate if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock, including in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

  Resignation and Removal of Depositary

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointments. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

  Charges of Depositary

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and issuance of Depositary Receipts, all withdrawals of shares of Preferred Stock by owners of the Depositary Shares and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges as they are expressly provided in the Deposit Agreement to be for their accounts.

  Miscellaneous

     The Depositary will forward all reports and communications from the Company which are delivered to the Depositary and which the Company is required or otherwise determines to furnish to the holders of the Preferred Stock.

     Neither the Depositary nor the Company will be liable under the Deposit Agreement to holders of Depositary Receipts other than for its gross negligence, willful misconduct or bad faith. Neither the Company nor the Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. The Company and the Depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

PROVISIONS OF RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     Certain provisions of the Restated Certificate of Incorporation and By-laws of the Company, as well as the Rights Agreement and certain employment continuation agreements, may delay or make more difficult unsolicited acquisitions or changes of control of the Company. It is believed that such provisions will enable the Company to develop its business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by its Board of Directors to be in the best interests of the Company and its shareholders. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Company without the concurrence of the Board of Directors. These provisions include among others, (i) the availability of capital stock for issuance from time to time at the discretion of the Board of Directors (see "-- Authorized and Outstanding Capital Stock" and "-- Preferred Stock"), (ii) classified board of directors, (iii) supermajority voting requirements, (iv) prohibitions against shareholders calling a special meeting of shareholders, (v) requirements for advance notice for raising business or making nominations at shareholders' meetings, and (vi) the ability of the Board of Directors to increase the size of the board and to appoint directors to fill newly created directorships. The descriptions set forth herein of such provisions do not purport to be complete and are qualified in their entirety by reference to the Restated Certificate of Incorporation and By-Laws, which have been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  Classified Board of Directors

     The Company's Restated Certificate of Incorporation and By-Laws provide that the Board of Directors be divided into three classes as nearly equal in number as possible, whose three year terms of office expire at different times in annual succession. Directors may not be removed from office prior to the expiration of their term without cause. A classified board makes it more difficult for shareholders to change a majority of the directors.

  Supermajority Vote Requirements

     The Company's Restated Certificate of Incorporation requires that a merger or consolidation with, or sale or lease of assets to, a beneficial owner of more than 5% of the Company's outstanding voting stock be approved by the affirmative vote of the holders of 75% of the Company's voting stock, unless the Board of Directors has approved a memorandum of understanding with such beneficial owner before the 5% level is reached. The effect of this provision is similar to
Section 203 of the Delaware General Corporation Law (see "Delaware General Corporation Law" below). This provision may make it more difficult for a 5% beneficial owner to effect transactions with the Company and may encourage persons interested in acquiring the Company to negotiate in advance with the Company's Board of Directors prior to acquiring a 5% interest. It is possible that such provision could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their interest.

  Special Meetings

     The By-laws provide that, unless otherwise prescribed by statute or the Restated Certificate of Incorporation, special meetings of the shareholders can be called only by the Chairman of the Board of Directors or by resolution of the Board of Directors. Furthermore, the By-laws of the Company provide that only such business as is specified in the notice of any such special meeting of shareholders may come before such meeting.

  Advance Notice for Raising Business or Making Nominations at Meetings

     The By-laws of the Company establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders and for nominations by shareholders of candidates for election as directors at an annual or special meeting at which directors are to be elected. Only such business may be conducted at an annual meeting of shareholders as has been brought before the meeting by, or at the direction of, the Board of Directors, or by a shareholder who has given to the Secretary of the Company timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting. The chairman of such meeting will have the authority to make such determinations. Only persons who are nominated by, or at the direction of, the Board of Directors, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors of the Company.

     To be timely, notice of business to be brought before an annual meeting or nominations of candidates for election as directors at an annual meeting is required to be received by the Secretary of the Company not less than 60 nor more than 90 days in advance of the meeting (or, in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, not later than 10 days after the first public notice or disclosure of the date of such annual meeting).

     The notice of any nomination for election as a director is required to set forth the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; the age and the principal occupation or employment of each nominee; the class and number of shares beneficially owned by such shareholder and by each nominee; and such other information regarding each nominee proposed by such shareholder as are required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and the consent of each nominee to be named as a nominee and serve as a director if so elected.

  Number of Directors; Filling of Vacancies

     The Restated Certificate of Incorporation and By-laws of the Company limit the total number of directors to 12 and provide that newly created directorships resulting from any increase in the authorized number of directors (or any vacancy) shall be filled by a vote of a majority of directors then in office. Accordingly, the Board of Directors of the Company may be able to prevent any shareholder from obtaining majority representation on the Board of Directors by increasing the size of the board and filling the newly created directorships with its own nominees.

RIGHTS AGREEMENT

  Rights

     On May 29, 1996, the Board of Directors of the Company declared a dividend of one right (the "Rights") for each share of Common Stock outstanding as of the close of business on July 8, 1996 (the "Record Date"), and with respect to Common Stock issued thereafter until the Distribution Date (as defined below), and, in certain circumstances, with respect to Common Stock issued after the Distribution Date. As a result of the two-for-one stock split declared by the Board of Directors of the Company on September 10, 1996, each share of Common Stock is currently accompanied by one-half of a Right.

     Each Right entitles the registered holder to purchase from the Company a unit consisting of one two-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (the "Participating Preferred"), at a price of $200 per one two-hundredth of a share of Participating Preferred, subject to adjustment (the "Purchase Price"). Each one-half Right entitles the registered holder to purchase one-half unit at a price of $100, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of May 29, 1996 (the "Rights Agreement") between the Company and Harris Trust Company of New York, as Rights Agent. A copy of the Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The description set forth below does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Right Certificate will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten business days (or, if determined by the Board of Directors, a specified or unspecified later date) following the commencement or announcement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after July 8, 1996 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates from Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Right Certificate alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on July 7, 2006, unless earlier redeemed by the Company as described below.

     In the event that a person or group becomes an Acquiring Person (except pursuant to a tender offer for all outstanding Common Stock determined to be at a fair price and otherwise in the best interests of the Company and its stockholders by at least a majority of the members of the Board of Directors who are not officers of the Company or an Acquiring Person) proper provision shall be made so that each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances, cash, a reduction in the Purchase Price, Common Stock, other equity securities of the Company, debt securities of the Company, other assets or a combination thereof) having a market value (as defined in the Rights Agreement) of two times the Purchase Price of the Right.

     In the event that, at any time following the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction (except certain transactions with a person who becomes an Acquiring Person as a result of a tender offer described in the preceding paragraph) or more than 50% of its assets, cash flow or earning power is sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) of two times the Purchase Price of the Right. In the event that, after the Stock Acquisition Date, the Company were the surviving Corporation in a merger and its Common Stock were changed or exchanged, proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares of common stock of the Company having a market value of two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in the preceding paragraphs, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. A person will not become an Acquiring Person if the Board of Directors of the Company determines that such person or group became an Acquiring Person inadvertently and such person or group promptly divests itself of sufficient number of shares of Common Stock so that such person or group is no longer an Acquiring Person.

     The Purchase Price payable, and the number of shares of Participating Preferred or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Participating Preferred, (ii) upon the grant to holders of the Participating Preferred of certain rights or warrants to subscribe for Participating Stock or convertible securities at less than the current market price of the Participating Preferred, or (iii) upon the distribution to holders of the Participating Preferred of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Shares will be issued (other than fractions which are integral multiples of one two-hundredth of a share of Participating Preferred which may, upon the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Participating Preferred on the last trading date prior to the date of exercise.

     At any time prior to the earlier of the Stock Acquisition Date and the Final Expiration Date (as defined in the Rights Agreement), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     At any time after a person becomes an Acquiring Person and prior to the acquisition by such Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights beneficially owned by such Person which have become void), in whole or part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The

Company, at its option, may substitute one two-hundredth of a share of Participating Preferred (or other series of substantially similar preferred stock of the Company) for each share of Common Stock to be exchanged.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Stock Acquisition Date. From and after the Stock Acquisition Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement defective or inconsistent provisions, to shorten or lengthen any time period (other than time periods relating to when the Rights may be redeemed) under the Rights Agreement or to make changes which do not adversely affect the interests of, or diminish the benefits intended to be afforded to, holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable and any amendment to lengthen any other time period must be for the purpose of protecting, enhancing or clarifying the rights of or the benefits to the holders of the Rights.

  Certain Effects of the Rights Agreement

     The Rights Agreement is designed to protect shareholders of the Company in the event of unsolicited offers to acquire the Company and other coercive takeover tactics which, in the opinion of the Board of Directors of the Company, could impair its ability to represent shareholder interests. The provisions of the Rights Agreement may render an unsolicited takeover of the Company more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer the Company's shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the shareholders of the Company.

DELAWARE GENERAL CORPORATION LAW

     The terms of Section 203 of the Delaware General Corporation Law apply to the Company since it is a Delaware corporation. Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless (a) the transaction that results in the person's becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder, (b) upon consummation of the transaction which results in the shareholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans or (c) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of shareholders. Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. Section 203 does not apply to a corporation that so provides in an amendment to its certificate of incorporation or by-laws passed by a majority of its outstanding shares at any time. Such stockholder action does not become effective for 12 months following its adoption and would not apply to persons who were already interested stockholders at the time of the amendment. The Restated Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the shareholders may elect to exclude a corporation from the restrictions imposed thereunder. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Company's Board of Directors, because the shareholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the shareholder becoming an interested shareholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is further possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants, including Warrants to purchase Debt Securities ("Debt Warrants"), Preferred Stock, Common Stock or other of its securities. Warrants may be issued independently or together with any such securities of the Company and may be attached to or separate from such securities of the Company. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to Warrants being offered pursuant thereto. The description of the terms of the Warrants that are set forth below and that will be set forth in the applicable Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the Warrant Agreement and warrant certificate relating to such Warrants.

DEBT WARRANTS

     The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the warrant certificates representing such Debt Warrants, including the following: (i) the specific designation of such Debt Warrants; (ii) the Debt Securities of the Company for which such Debt Warrants are exercisable; (iii) the aggregate number of such Debt Warrants; (iv) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price or prices at which such Debt Warrants will be issued; (v) the procedures and conditions relating to the exercise of such Debt Warrants; (vi) the designation and terms of any related Debt Securities of the Company with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such Debt Security; (vii) the date, if any, on and after which such Debt Warrants and the related securities of the Company will be separately transferable; (viii) the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire; (ix) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (x) if applicable, a discussion of material United States Federal income tax considerations; (xi) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants; and (xii) the terms of the securities of the Company purchasable upon exercise of such Debt Warrants. Prior to the exercise of their Debt Warrants, holders of Debt Warrants exercisable for Debt Securities will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

OTHER WARRANTS

     The Company may issue other Warrants. The applicable Prospectus Supplement will describe the following terms of any such other Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants; (ii) the securities (which may include Preferred Stock or Common Stock) for which such Warrants are exercisable; (iii) the price or prices at which such Warrants will be issued; (iv) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Warrants are issued, and the number of such Warrants issued with each such share of Preferred Stock or Common Stock; (v) if applicable, the date on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (vi) if applicable, a discussion of material United States Federal income tax considerations; and (vii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants. The applicable Prospectus Supplement will also set forth (a) the amount of securities called for by such Warrants, and if applicable, the amount of Warrants outstanding, and (b) information relating to provisions, if any, for a change in the exercise price or the expiration date of such Warrants and the kind, frequency and timing of any notice to be given. Prior to the exercise of their Warrants for shares of Preferred Stock or Common Stock, holders of such Warrants will not have any rights of holders of the Preferred Stock or Common Stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the Preferred Stock or Common Stock purchasable upon such exercise.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder thereof to purchase for cash or other consideration such principal amount or such number of securities of the Company at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby at any time up to the close of business on the expiration date set forth in such Prospectus Supplement. After the close of business on the expiration date (or such later expiration date as may be extended by the Company), unexercised Warrants will become void.

     Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

MODIFICATIONS

     The Debt Warrant Agreement and the terms of the Debt Warrants and the Debt Warrant Certificates may be amended by the Company and the Debt Warrant Agent, without the consent of the holders, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision therein or in any other manner which the Company may deem necessary or desirable and which will not adversely affect the interests of the holders in any material respect.

                              PLAN OF DISTRIBUTION

     The Company may sell any of the Securities being offered hereby in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through dealers; and (iv) directly to purchasers, or through a combination of such methods.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices.

     Offers to purchase Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold.

     If Securities are sold by means of an underwritten offering, the Company will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is being delivered to the public. If underwriters are utilized in the sale of any Securities in respect of which this Prospectus is being delivered, such Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of the Securities, unless otherwise indicated in the applicable Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Securities will be obligated to purchase all such Offered Securities if any are purchased.

     In connection with offers of Depositary Shares, Preferred Stock or Common Stock, the Company may grant to the underwriters options to purchase additional shares of Depositary Shares, Preferred Stock or Common Stock, as the case may be, to cover over-allotments, if any, at the initial public offering price (with additional underwriting commissions or discounts), as may be set forth in the Prospectus Supplement relating thereto. If the Company grants any over-allotment option, the terms of such over-allotment option will be set forth in the Prospectus Supplement for such Depositary Shares, Preferred Stock or Common Stock.

     If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Offers to purchase Securities may be solicited directly by the Company and the sale thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     Securities may also be offered and sold, if so indicated in the applicable Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the Securities remarketed thereby.

     If so indicated in the applicable Prospectus Supplement, the Company may authorize agents and underwriters to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable Prospectus Supplement. Such delayed delivery contracts will be subject to only those conditions set forth in the applicable Prospectus Supplement. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Securities pursuant to delayed delivery contracts accepted by the Company.

     Agents, underwriters, dealers and remarketing firms may be entitled under relevant agreements with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters, dealers and remarketing firms may be required to make in respect thereof.

     Each series of Securities will be a new issue and, other than the Common Stock which is listed on the New York Stock Exchange, will have no established trading market. The Company may elect to list any series of Securities on an exchange, and in the case of the Common Stock, on any additional exchange, but, unless otherwise specified in the applicable Prospectus Supplement, the Company shall not be obligated to do so. Therefore, no assurance can be given as to the liquidity of the trading market for any of the Securities.

     Agents, underwriters, dealers, and remarketing firms may be customers of, engage in transactions with, or perform services for, the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Unless otherwise specified in a Prospectus Supplement relating to particular Securities, the validity of the Securities offered hereby will be passed upon for the Company by Debevoise & Plimpton, New York, New York, and for the underwriters, dealers or agents, if any, by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The consolidated financial statements, related supplemental financial statement schedules and the financial statements from which the Selected Financial Data have been derived, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to litigation to which the Company is a defendant, discussed in Note 14 to such consolidated financial statements, and an explanatory paragraph concerning the Company's change during 1995 in its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of to conform with Statement of Financial Accounting Standards No. 121). Such consolidated financial statements, financial statement schedules, and Selected Financial Data have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

------------------------------------------------------

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

The Company...........................  S-2
Use of Proceeds.......................  S-4
Capitalization........................  S-5
Description of Offered Securities.....  S-6
Underwriting..........................  S-8
Legal Matters.........................  S-9

PROSPECTUS

Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    4
Use of Proceeds.......................    4
Ratio of Earnings to Fixed Charges and
  Earnings to Fixed Charges and
  Preferred Stock Dividends...........    4
Description of Debt Securities........    5
Description of Capital Stock..........   17
Description of Warrants...............   25
Plan of Distribution..................   26
Legal Matters.........................   28
Experts...............................   28

PROSPECTUS SUPPLEMENT

MAPCO INC.

$100,000,000
7.25% NOTES DUE 2009

$100,000,000
7.70% DEBENTURES DUE 2027
                                   BIG M LOGO
CHASE SECURITIES INC.

J.P. MORGAN & CO.

MORGAN STANLEY & CO.

                     INCORPORATED
Dated February 28, 1997